April 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:	Vitesse Semiconductor Corporation (“Vitesse” or the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2008 Filed December 30, 2008
Form 10-K/A for the Fiscal Year Ended September 30, 2008 Filed January 28, 2009
Form 10-K for the Fiscal Year Ended September 30, 2007 Filed September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008 Filed February 17, 2009
File No. 001-31614

Dear Ms. Breslin:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 27, 2009 regarding our filings referenced above.  For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

We respectfully submit that, as our responses below indicate, we do not believe that any amendment to the Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”), the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Form 10-K”), or our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Form 10-Q”) are necessary or should be required in connection with the Staff’s comments.  Rather, we will adjust disclosures in future filings as noted in this response letter as appropriate.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1A, Risk Factors, page 16

If required, our ability to repurchase our debentures with cash may be limited…,page 16

1.     We note your disclosure that the holders of your convertible debentures due 2024 have the right to require you to repurchase some or all of the debentures on October 1, 2009 at a total repurchase price of $110 million if all holders exercise their repurchase rights, and that you are attempting to renegotiate the terms of, or refinance some or all of, the debentures. Tell us, and in future filings describe, the limitations that exist on your ability to repurchase these debentures that you mention in this risk factor, such as those imposed by law or by other debt obligations that contain default provisions that could be triggered by a failure to repurchase the debentures. Also quantify the impact that such an event would have on your financial condition.

Response:  The Company has not specifically identified any limitations that exist on our ability to repurchase the debentures, including any that may be imposed by law, by the indenture associated with the $96,700,000 of 1.5% convertible subordinated debentures issued September 22, 2004 (the “Subordinated Debentures”), or by the terms of other agreements relating to our senior debt.  The Company’s intent was to disclose that there may be limitations of which it is unaware.  In future filings, the Company will include language indicating it is unaware of any specific limitations to its ability to repurchase the debentures.  Should the Company become aware of any specific limitations to its ability to repurchase the debentures, it will describe such limitations.

Item 7.  Management’s Discussion and Analysis…,page 34

Intellectual Property, page 50

2.     We note your disclosure here and on page 57 that in fiscal 2008 you recorded $10 million in revenues attributable to fees arising from a license agreement you entered into with a third party on December 28, 2007, and that you are “leverag[ing] [y]our substantial intellectual property portfolio into licensing opportunities with third parties.” Tell us where you have provided disclosure pursuant to Item 101(c)(iv) of Regulation S-K with respect to the December 2007 license agreement, such as provisions relating to the royalty arrangement, termination provisions, etc. Also tell us where you have filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:  We believe that the license agreement described in the Company’s 2008 Form 10-K relates to a common business transaction conducted by Vitesse and other companies in the semiconductor industry in the ordinary course of business.  Therefore, the Company is of the view that the agreement is not required to be filed as an exhibit to the Company’s Form 10-K pursuant to Item 601 (b)(10) of Regulation S-K.  Moreover, while the Company is interested in creating new revenue streams and seeks to develop a stream of revenue from its intellectual property portfolio, at this time the revenues from its licensing agreement are not significant to the Company.  Further, the Company feels that it has addressed the importance and effect of its intellectual property position on the Company as a whole pursuant to Item 101(c)(iv) of Regulation S-K, in this regard please refer to the related disclosure on pages 6, 9, 51, 57, and 66.

Fiscal Years Ended September 30, 2008 and 2007

Product Revenues, page 56

3.     In future filings, and to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results. For instance, with respect to the decline in your cost of revenues from 2007 to 2008 that you attribute to “substantial cost containment efforts,” quantify the separate components underlying these efforts such as “efforts to reduce the purchase price of materials such as wafers and packages, and improvements in the efficiency of operations, including product yields.”

Response:  While the Company considers some of its specific cost reduction strategies and achievements by line item to be confidential in nature and a competitive advantage to the Company in the highly competitive and cost conscious semiconductor industry, in future filings, and to the extent practicable, the Company will provide additional quantification of the changes in the separate components underlying item results.

Fiscal Years Ended September 30, 2007 and 2006

Product Revenues, page 62

4.     Tell us, and in future filings clarify, what you mean when you attribute the increase in revenues during this period to “strength in certain emerging markets in [y]our optical PHY product line...” and “strength in [y]our Ethernet Switch and Cu PHY product lines, as well as...[y]our signal integrity product lines selling into Enterprise Networking applications.” For instance, is “strength” in product lines a function of changes in volume, in price, or both? Also quantify these changes to the extent practicable.

Response:  We note the Staff’s comment, and in future filings will clarify that the increase in revenue in these product lines is primarily a function of growth in volume.  In addition, in future filings we will quantify the noted changes to the extent practicable.  Taken as a whole, in the product lines referenced above, the Company experienced a year-over-year increase in revenue of approximately $20 million due to increased acceptance of those product lines in their respective markets resulting in increased quantities sold.

Item 8. Financial Statements and Supplementary Data, page 72

Notes to the Consolidated Financial Statements, page 80

Note 1. The Company and its Significant Accounting Policies, page 80

Revenue Recognition, page 81

5.     We note that you recognize revenue on goods shipped directly to your customers at the time of shipment with a “few minor exceptions.” Please tell us and revise this note in future filings to explain at what point you recognize revenue related to the “few minor exceptions” where you do not recognize revenue upon shipment to your customers. Refer to SAB Topic 13 as appropriate.

Response:  The Company has an annual average of $1.4 million in inventory consigned and physically located with a single customer.  For this particular customer, the Company maintains a limited number of stock-keeping units (SKUs), which represent parts that the customer uses in high volume and for which there are occasional significant spikes in utilization. For this consigned inventory, revenue is recognized by the Company when the customer “pulls” the inventory into their production process (and all other requirements for revenue recognition are met).  Accordingly, the recognition of revenue is consistent with our revenue recognition policy for distributors (i.e., on the sell through basis).  The Company will revise this disclosure in its future filings to clarify the existence of this consignment inventory and the related revenue recognition policy.

6.     We note on page 68 that you changed your payment terms with your distributors. Please tell us and revise your future filings to disclose the nature of the change in payment terms and how, if at all, this change impacted your revenue recognition policy.

Response:  The Company eliminated the option of its distributors to deduct 2% from invoice amounts if the distributors pay their invoice within 10 days of the invoice date.  There was no change in revenue recognition policy, but rather a change in terms and conditions of payment policy.  The Company will include disclosure of the specifics of this change in future filings.

7.     We note your disclosure on page 13 that you provide your customers with both field engineering and application engineering support related to the sale of your high performance ICs.  As such, it appears that your sales contracts could be multiple-element arrangements. For any multiple-element arrangements, please tell us and revise this note in future filings to address the following:

•     Describe the nature of such arrangements, including performance-, cancellation-, termination-, or refund-type provisions.

•     Identify contract elements permitting separate revenue recognition, and describe how they are distinguished.

•     Explain how the contract revenue is allocated among elements.

•     Disclose when revenue is recognized for each of the separate elements in the arrangement.

Response:  The Company provides all sales support services prior to the sale of the product.  These sales support services, which are provided by our field engineering and application engineering personnel, are utilized in the sales process in order to educate customers and to develop and close sales.  Our product sales do not include service elements aside from the standard product warranty.  The steps in the typical sale cycle of the Company’s product are as follows:

•      Prior to the sale of product, Vitesse field applications engineers work with the customer in order to design Vitesse products into their systems.

•      Applicable Vitesse product capabilities and performance are demonstrated to the customer via evaluation boards and/or evaluation systems.

•      Product samples are provided to the customer and the Vitesse field applications engineers assist in bringing the product to a working level in the customer’s lab.

•      Prior to the order being placed, extensive testing is performed in the customer’s lab to determine the viability and performance of the Vitesse product in addressing the customer’s needs.

•      Once the order is placed, no further services provided.  The customer is provided a standard product warranty.

The Company will clarify these sales arrangements in future filings.

Sales Returns, Pricing Adjustments and Allowance for Doubtful Accounts, page 82

8.     We note that you record reductions to revenue for estimated product returns, pricing adjustments, such as competitive pricing programs and rebates, in the same period that revenue is recognized. You further disclose the amounts of reductions are based upon historical returns, analysis of credit memo data, and specific criteria included in rebate agreements, and other factors known at the time.  Please tell us and revise your future filings to disclose the nature of the incentives that you provide to your customers. Within your discussion, please explain what you mean by “other factors.”

Response:  The Company does not have any existing or on-going rebate programs or policies, nor does it forecast creating and maintaining such programs in the future.  The disclosures made related to individual and unique competitive pricing arrangements with two customers.  The circumstances of these arrangements are further explained in the response to Question 9.

Although historical returns, analysis of credit memo data, and specific criteria included in rebate agreements are the principal drivers of any revenue reductions, other factors considered may include one time or unique customer pricing arrangements that would be considered on a case-by-case basis.  If such situations arise in future periods, the Company will provide enhanced disclosure regarding the nature of any incentives.  For additional detail, see the Company’s response to Comment 9 below.

9.     Further to the above, please clarify what customers are offered the “competitive pricing programs.” Clarify for us any additional pricing adjustments that could occur after you recognize revenue in light of the fact that you recognize revenue on the sell-through basis for sales to your distributors.

Response: The Company has had two situations in which it offered competitive pricing programs.  One program was with an Original Equipment Manufacturer (“OEM”).  The other program was with distributors for Original Design Manufacturer (“ODM”) end customers.

In the case of the OEM program, the Company’s product was sold at regular price and the customer was offered a per unit rebate based upon sales. The amounts owed to the customer under the terms of the rebate were periodically paid to the customer in cash.

In the case of the ODM program, we provided an incentive to certain distributors for sales to a specific end customer through a rebate program.  This rebate was offered as a credit for the distributors to take on future product sales.  Neither competitive pricing program is still in effect.

Neither of the competitive pricing programs discussed above involved any post sale price adjustments.  Further, no sales involved any additional price adjustments that could occur after recognizing revenue.  Prices, including any adjustments, are determined at the time the sale is made.  All credits arising from rebate programs are recorded within the same period that the sale is recorded.

Computation of Net Income and Loss per Share, page 85

10.   We note your disclosure here that inclusion of any common stock equivalents would be anti-dilutive. In light of the fact that you reported income for fiscal year 2008, please tell us and revise this note in future filings to explain in greater detail why inclusion of the outstanding stock options, warrants and convertible debentures would be anti-dilutive.

Response:  The potential common shares excluded from the diluted earnings per share computation were determined to be anti-dilutive in accordance with Statement on Financial Accounting Standards (“SFAS”) 128, “Earnings per Share.”  The Company employed the treasury stock method to determine the dilutive effect of common stock equivalents — stock options and warrants.  Due to the decreasing fair market value of the Company’s common stock, none of its stock options or warrants were considered to be dilutive for the fiscal year ended September 30, 2008.  Using the if-converted method, the Company determined that there was also no dilutive effect of its convertible debentures.  In future filings, the Company will expand its discussion of net income or loss per share to discuss the effects of the market price of our common stock.

Note 2. Goodwill and Other Intangible Assets, page 89

11.   Please explain to us in greater detail the results of your goodwill impairment test for fiscal year 2008. Discuss when you performed the test and your results from the first step of the impairment test. If you were required to perform the second step of the impairment test as outlined in SFAS 142, tell us about the valuation approach and significant assumptions used in your analysis.

Response:  As more fully described below, the Company performed step one of the SFAS 142, Goodwill and Intangible Assets (“SFAS 142”), impairment test and was not required to perform step two.

For purposes of SFAS 142, the Company consists of a single reporting unit.  Accordingly, in performing the Step 1 test, the Company assessed the potential for goodwill impairment at the reporting unit level.  This assessment was performed on the Company’s annual goodwill impairment test date of September 30 (the “Valuation Date”).  To assist it in performing the annual goodwill impairment analysis, the Company employed a third party valuation specialist.

As of the Valuation Date, management estimated the fair value of the reporting unit by considering (a) Vitesse’s market capitalization, (b) the income approach (specifically, a discounted cash flow analysis), and (c) the market approach (specifically, comparable public company multiples).

Management utilized market-based assumptions within the income and market approaches to estimate the fair value of the equity and the assets of the reporting unit.  Examples of these market-based assumptions included discount rate components and valuation multiples, among other model inputs.

Based on the analysis performed, management determined that the fair value results of the Step 1 test sufficiently exceeded the carrying values on a reporting unit basis.  As of the September 30, 2008 Valuation Date (the “2008 Valuation Date”), the fair value of equity was approximately $143 million, which was greater than the carrying value of the equity of $127 million.  As such, performance of Step 2 was not required as of the 2008 Valuation Date, consistent with SFAS 142

Note 3. Discontinued Operations and Assets Held for Sale, page 91

12.   We note that you sold a portion of your Storage Products business to Maxim Integrated Products, Inc. for $62.8 million plus earn-out payments during fiscal 2007 and that you have reflected the Storage Products business as discontinued operations within your consolidated statement of operations. Please address the following:

•      Clarify for us what portion of the Storage Products business you retained.

•      Discuss how your presentation of the Storage Products business as discontinued operations considered the portion of the business that you retained.

•      Provide us with your analysis of how the portion of the Storage Products business classified as discontinued operations represents a component of the entity under paragraph 41 of SFAS 144.

•      In light of your retained interest in a portion of the Storage Products business, tell us how you considered the guidance in paragraph 42 of SFAS 144 in reporting the Storage Products business as discontinued operations. Refer to examples 12-15 in Appendix A of SFAS 144.

Response:  The Company retained the Raid-on-chip (“ROC”) and Fibre Channel technologies from its Storage Products business.  The Company does not have any plans to develop or manufacture these products in the future, as these are end of life technologies.

In developing the Company’s presentation of the Storage Products businesses sold as discontinued operations, management identified the specific cash flows, assets and liabilities related to the sold products.  The identification of these specific financial statement items was accomplished using reports from the Company’s general ledger package and related analysis.  These sources provided management with sufficient detail to segregate the cash flows arising from the revenues, expenses arising from the personnel, facilities and functions and the related assets utilized and liabilities incurred in the manufacture, distribution and sales of the products sold.

Pursuant to paragraph 41 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the Company determined that the portion of the Company’s Storage Products business classified as discontinued operations represented a component of that entity based on the operations and cash flows generated from the specific products sold.  The Company considered the personnel involved with the design, development, and distribution of the products; the unique equipment needed to support the products sold; and the separate geographic location of the operations in concluding that the portion of the business sold was a component of an entity.  In conclusion, the Company notes that such operations and cash flows are clearly distinguishable based on both (a) the products and physical locations of the operations and (b) the basis of recording the cash flows in the Company’s accounting records.

In connection with the Company’s decision to report the Storage Products business as discontinued operations, the Company considered the guidance in paragraph 42 of SFAS 144.  Management concluded that, since the results of operations related to the sold portion of the Storage Products division will be excluded from the ongoing operations of the Company subsequent to the sale and the Company will have no continuing involvement in the sold portion of the Storage Products division subsequent to the sale, that the sale of the

Storage Products division met the two criteria in paragraph 42 of SFAS 144.  Further, through analogy to the examples provided in paragraphs A24 through A31 of SFAS 144, management concluded that the sale most closely resembled the transactions described in paragraph A26(a), in that the Storage Products sold represented a component of a business.  Management considered the retention of the end of life products in its evaluation and concluded that, since the end of life products retained were not being pursued as a product line and were not significant to the ongoing business of the Company, the sale of the Storage Products division was properly presented as a discontinued operation.  Management was also able to clearly identify the related revenues and expenses and exclude from the cash flows of the products sold as part of the Storage Products division.

13.   We note that you allocated interest expense to Storage Product business (loss) from discontinued operations before income taxes for each reporting period presented. Please revise your future filings to disclose the method utilized to allocate interest expense. Refer to the guidance in EITF 87-24.

Response:  The Company considered and applied the guidance of EITF 87-24, “Allocation of Interest to Discontinued Operations,” for allocating interest expense, specifically as it relates to debt required to be paid with the proceeds of the sale.  While the Company notes that this debt has been fully extinguished, the Company will disclose in future filings that we were required to repay certain debt as part of the closing terms of the sale and therefore allocated the interest from the debt that was required to be repaid to discontinued operations in line with the requirements of EITF 87-24.

Note 5. Balance Sheet Detail, page 93

14.   We note your disclosure on pages 38 and 82 that you have inventory maintained at your distributors. Please revise this note in future filings to disclose the portion of your inventory that is held at distributors.

Response:  In future filings, the Company will disclose the portion of its inventory that is held at distributors.

Note 6. Debt, page 94

15.   With respect to your $96.7 million of convertible subordinated debentures, we note that you have identified the October 1, 2009 premium put option as an embedded derivative that required bifurcation. Your disclosures on page 83-84 indicate that you valued the premium put option by performing a “with or without” lattice model valuation of the debt. You state here that you estimated the October 1, 2009 repurchase right to have a fair value of zero at September 30 and December 31, 2008 since you do not have the liquidity to satisfy the put and your current credit-worthiness. Please address the following:

•      Tell us and revise future filings to explain in greater detail how you evaluated the premium put option under SFAS 133. Discuss the basis for your conclusion that the premium put option is an embedded derivative requiring bifurcation. Cite any authoritative literature relied upon.

•      Tell us and revise your future filings to disclose in more detail how you determined the value of the premium put option, including significant variables considered.

•      Explain to us in greater detail why you believe the premium put option has a zero fair value as of September 30, 2008 and December 31, 2008.

•      Explain why lack of liquidity to satisfy the put would impact the value of the premium put option in your financial statements at September 30 and December 31, 2008.

•      Based on your disclosures that you used a lattice model to value the premium put option and that this model indicated a fair value of zero for the premium put option , it appears that your valuation model assumes the premium put option will not be exercised. However, we note you have included disclosures on page 79 regarding a going concern uncertainty part due to the premium put option. Further, we note in your December 31, 2008 Form 10-Q that you have classified the related liability as current as a result of the premium put option. Explain to us your evaluation of the likelihood the premium put will be exercised and how this likelihood is factored into your valuation approach.

Response:

The Company considered the guidance of EITF No. 85-29, Convertible Bonds with a “Premium Put” (“EITF 85-29”), and noted that EITF 85-29 clearly defines “premium put” as an embedded derivative.  The analysis in EITF 85-29 that leads to the embedded derivative conclusion is based upon combining the premium put with the equity conversion feature in the host instrument to create a compound embedded derivative that provides the debt holder with two mutually exclusive and different settlement situations: (a) convert the face amount into equity or (b) put the debt back to the issuer at a premium.  The conclusion in EITF 85-29 is that this combined feature would meet the definition of an embedded derivative under paragraphs 12 and 13 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

The Company further considered the guidance of paragraph 12 of SFAS 133 in determining that the embedded derivative should be bifurcated and separately accounted for at fair value and concluded that the three criteria included within paragraph 12 of SFAS 133 are met.

•      The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

•      The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

•      A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of SFAS 133 (the initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative).  However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) but would be classified in stockholders’ equity absent the provisions in SFAS 150

The Company will expand its disclosure in future filings to disclose the basis for concluding that the premium put option (the “Premium Put”) is an embedded derivative that requires bifurcation.

The Company employed a third party valuation specialist to assist it in valuing the Premium Put.  The framework for our valuation methodology captures the estimated fair value of the Premium Put as the difference between two distinct value estimates of the Subordinated Debentures.  These two value estimates are referred to herein as the “With Valuation Estimate” and the “Without Valuation Estimate.”

The With Valuation Estimate is designed to estimate the fair value of the Subordinated Debentures including (i.e., “with”) the embedded features desired to be bifurcated and the Without Valuation Estimate is designed to estimate the fair value of the Subordinated Debentures excluding such features (i.e., “without”).  Thus, the difference between these two valuation estimates reflects the incremental value associated with the embedded features and reflects our estimate of the fair value of the Premium Put.

Our valuation methodology is premised on the assumption that an investor would act in a manner that maximizes the potential return on a given investment. More specifically, in the case of the Subordinated Debentures, our methodology assesses the potential return to the debt holder stemming from the debt holder’s investment alternatives at given points in time (referred to herein from a lattice model context as “nodes”).  These investment alternatives vary based on the specific point in time measured, but can be summarized as follows: (a) continuing to hold the Subordinated Debentures; (b) exchanging the investment for common equity shares (i.e., conversion); or (c) exercising the option to put the Subordinated Debentures to the Company at specified exercise dates.

The estimated value of the Subordinated Debentures under both the “With” and the “Without” alternatives is calculated using a lattice-based convertible bond valuation model.  In order to capture certain time-dependent features of the Subordinated Debentures, the “With” and “Without” Valuation Estimates are each achieved by decomposing the financial instrument into pure debt and equity lattices.  At each time-step along the lattices, there are a number of possible states, where each such node is used to determine the status of the instrument at that particular point of time by considering the specific investment alternatives available to the debt holder.  Thus, a time-evolution of the debt holder’s decision process is obtained by considering the possible future states of the Subordinated Debentures at each time-step and the corresponding return-maximizing action that would be taken by the holder at each state.

For example, at October 1, 2009, the exercise date of the Premium Put, the nodes at that particular time-step incorporate a “decision matrix” which captures the debt holder’s alternatives, namely to:

•      Continue holding the Subordinated Debentures;

•      Convert to common shares; or

•      Put the obligation back to the Company at the specified premium to face value.

The investment alternative that maximizes the debt holder’s payoff determines the value at each specific node.

The following assumptions were used as inputs into our valuation model:

•      Adjusted closing stock price as of the Company’s shares as of the Valuation Date;

•      Risk free rate curve data based upon the U.S. Treasury curve for terms approximating the remaining term of the Subordinated Debentures as of the Valuation Date;

•      A volatility estimate based on the Company’s long-term volatility as of the Valuation Date;

•      An estimated credit spread based on management’s analysis of the Company’s financial condition, review of market-based credit spreads, and observation of the Company’s existing debt obligations; and

•      The estimated recovery amount payable in the event of exercise of the Premium Put, as estimated based on discussions with management and analysis of the Company’s financial condition.

The convertible bond model employed is a single-factor model where the sole stochastic factor is the growth of the price of the common stock (with a starting price equal to the market price of the Company’s stock as of the Valuation Date). Under this model, the evolution of the stock price through time is modeled using a risk neutral approach via a recombining binomial lattice model with 100 steps.  The payoffs of the convertible bonds were computed via backward induction and discounted at the appropriate rate (risky borrowing rate, i.e., risk-free rate plus credit spread, for the pure debt lattice; and risk-free rate for the equity lattice).

A key consideration in estimating the optimal payoff to the debt holder at each node is the assumption regarding expected proceeds anticipated to be derived from exercise of the embedded put options. The amount of the expected proceeds anticipated to be derived from exercise influences the attractiveness of the alternatives in the debt holder’s “decision matrix” at the time of possible exercise. For the Premium Put, the timing of the payoff associated with this feature is specific to a single date, October 1, 2009. Furthermore, the amount of proceeds due upon Premium Put exercise is contractually specified as 113.76 percent of face value. However, based on management’s analysis of the Company’s financial condition and projected financial statements, an estimate of the probable amount of exercise proceeds at each put option date was incorporated and it was determined that payment in an amount of the contractual obligation is unlikely to occur.  In performing this analysis, consideration was first given to the Company’s balance sheet as of each of the Valuation Dates.  Estimation of the projected balance sheet as of the exercise date was then developed based on management’s projections.  Estimated changes in the balance sheet between a given Valuation Date and exercise date were then evaluated for reasonableness.  Finally, the projected balance sheet as of the exercise date was adjusted for funds required for operations and payments with senior priority in order to isolate the amount of funds expected to be available for fulfillment of the put obligation.

Based upon the analyses performed, management concluded that the fair value of the Premium Put was $0 as of September 30 and December 31, 2008.

The Company believes that, regardless of the assessment of likelihood as to whether or not the Premium Put will be exercised, the mere existence of the right of the bond holders to put the debt to the Company on October 1, 2009 compels the classification of the debt as a current liability as of December 31, 2008.  Further, this right, together with the Company’s current expectation that it will not have available funds to satisfy any bonds (principle or premium) which may be put to it on October 1, 2009, gives rise to substantial doubt about the Company’s ability to continue as a going concern, as disclosed in the footnotes to the Company’s financial statements.

16.   We also note that you modified the conversion price from $3.92 per share to $2.546 per share during fiscal 2007 related to the convertible subordinated debentures and that you recognized $2 million as a loss on extinguishment of debt under EITF 96-19.  Please provide us with the calculation you performed that led you to the conclusion that this represented a substantial modification. Discuss how you considered the guidance in EITF 06-06.

Response:

The modification of the conversion feature on the Subordinated Debentures from $3.92 to $2.546 per share increased the number of shares available to the bondholder upon conversion from 255.1020 shares to 392.7730 shares per $1,000 principal amount.

In assessing whether the modification of the conversion feature resulted in an extinguishment of the debt under EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), the Company applied the guidance of EITF No. 06-06, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments” (“EITF 06-06”), which requires changes in the fair value of the embedded conversion feature to be excluded from the cash flows of the debt instrument in assessing whether the terms of the new debt instrument are considered substantially different from the terms of the original debt instrument under EITF 96-19.

As instructed by EITF 06-06, a separate analysis was performed as the cash flow test under EITF 96-19 did not result in a conclusion that a substantial modification or exchange had occurred. Under the separate analysis, the change in the fair value of the embedded conversion feature (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) was at least 10% of the carrying amount of the original debt instrument immediately prior to the modification and the debt was treated as being extinguished.

In performing this analysis, the Company analyzed the fair market value of the conversion feature using a Black Scholes Merton model prior to and subsequent to the modification under the following assumptions:

•      Stock price at November 3, 2006, effective date of the modification:  $1.24;

•      Conversion rate per $1,000 principal amount:  $2.546 per share v. $3.92 per share;

•      Term:  18 years to maturity;

•      Volatility:  87 based on historical values and as reviewed by Grant Thornton in evaluation of deferred stock compensation; and

•      Discount rate:  4.89% - interest rate on 20Y Treasury instrument.

Based on the above parameters, the fair market value of the conversion feature increases $16.0 million from $28.3 million to $44.3 million, or 56.7%.  As the change in the fair market value exceeded 10% of the face amount of the Subordinated Debentures ($9.67 million), the modification of the conversion feature resulted in substantially different debt.  As such, the modification resulted in extinguishment accounting.  Accordingly, the costs associated with securing the original debt were expensed as part of the extinguishment of the old debt and recording of the new debt.

Note 8. Income Taxes, page 102

17.        Given the significance of your net operating loss carryforwards, please revise future filings to provide more specific disclosures regarding the timing of the expiration of your net operating loss carryforwards.

Response:  In future filings the Company will provide more specific disclosures regarding the time of expiration of our net operating loss carry-forwards.

18.        Please revise future filings to disclose details regarding the expiration of your research and development credits.

Response:  In future filings the Company will provide more detailed disclosure regarding the expiration of our research and development credits.

Note 11. Commitments and Contingencies, page 107

19.        We note your disclosure here and on page 28 of your December 31, 2008 Form 10-Q that as part of the settlement related to the derivative actions lawsuit you will contribute 4,700,000 shares of your common stock, with a fair market value of $4.2 million, to cover the attorneys’ fees and expenses of the derivative plaintiffs’ counsel. Please confirm to us that this liability has been accrued as of September 30 and December 31, 2008. If not, tell us how you evaluated the liability based on the guidance in SFAS 5.

Response:  The Company confirms it fully accrued for the $4.2 million liability as of September 30 and December 31, 2008.

Item 9A. Controls and Procedures, page 113

Management’s Report on Internal Control over Financial Reporting, page 113

20.        We see the disclosure in this filing and on pages 122-123 of the Form 10-K for the year ended September 30, 2007 that your Chief Executive Officer and Chief Financial Officer have concluded that there are still material weaknesses in your internal control over financial reporting at the end of each fiscal year. Please note that Item 308(a)(3) of Regulation S-K requires you to file an annual report by management on internal control over financial reporting that includes a clear and definite statement as to whether internal control over financial reporting was or was not effective at the end of the fiscal year. Please amend this filing and your September 30, 2007 Form 10-K to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of September 30, 2008 and September 30, 2007, respectively.

Response:  With respect to its 2007 Form 10-K and 2008 Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer evaluated the design and operation of the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2007 and September 30, 2008, respectively, pursuant to Rule 13a-15(b) of the Exchange Act.  Based on these evaluations, both the Company’s Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal controls over financial reporting, as described therein, our disclosure controls and procedures as defined in Rule 13a-15e were not effective (emphasis added).  This disclosure is provided in the 2007 Form 10-K and 2008 Form 10-K at pages 121 and 113, respectively.

21.        Please revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Response:  The Company will revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K as follows:

“The Company’s independent registered public accounting firm, BDO Seidman, LLP, has issued an audit report on the Company’s internal control over financial reporting.  The report on the audit of internal control over financial reporting appears on page (xx) of this Form 10-K.”

Changes in Internal Control over Financial Reporting and Remediation…,page 115

22.        We note your disclosure of changes that you “[have] implemented, or [are] in the process of implementing...” to remediate the material weaknesses in your disclosure controls and procedures. In future filings, where you discuss changes you have undertaken to remediate your material weaknesses, revise your presentation to clarify which changes have been completed and which are still being implemented. Also tell us, and in future filings clarify, what you mean by “progress has been made” in implementing certain changes; specifically, describe what steps have been taken and those you expect to take in order to complete the remediation of the remaining material weaknesses.

Response:  In future filings, the Company will revise the presentation to clarify which changes have been completed and which are still being implemented.  Also, in future filings, the Company will further clarify the meaning of the phrase “progress has been made” in implementing certain changes; specifically, describing what steps have been taken and those expected to be taken in order to complete the remediation of the remaining material weaknesses.  Further in this regard, please see the disclosure on page 115 of the 2008 Form 10-K.

Exhibits 31.1 and 31.2

23.        We note here and within your December 31, 2008 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report)”. Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response:  The Company notes the Staff’s comment and will revise future filings to comply.

Amendment No. 2 to Form 10-K for fiscal year ended September 30, 2008

Item 11. Executive Compensation, page 6

Consideration of Competitors’ Compensation, page 7

24.        We note your disclosure that you compare your compensation to those of your competitors, as identified on page 7. Clarify the extent to which compensation decisions are derived from the comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Compensation Committee reviews industry data to gain an understanding of compensation levels within the industry for each named executive officer.  However, the Compensation Committee does not “benchmark” total compensation or any element of compensation for the named executive officers.  The Compensation Committee reviews industry data to ensure that compensation packages are competitive generally within its geographic area and the semiconductor industry.

As disclosed in the amendment to the 2008 Form 10-K, the Compensation Committee bases its determinations regarding individual compensation elements on a number of factors beyond industry data, including, but not limited to, the criticality of the position, individual performance and overall Company performance.  After reviewing industry data and assessing the role and performance of each named executive officer, the Compensation Committee uses its discretion to set compensation levels for each of the three components for the named executive officers.

Prior to the Company’s 2008 fiscal year, the Compensation Committee reviewed the Radford Executive Survey as the source for its industry compensation data because it is a reliable and neutral vendor of pay data regarding semiconductor companies.  Due to management turnover since 2006 and the need to attract and retain qualified executives who will remain with the Company through the resolution of its historical accounting issues, however, industry data was only one of several factors in the Compensation Committee’s decisions regarding the compensation of our named executive officers in 2008.  The Committee also considered internal equity, retention of key executives and affordability.  As discussed in the Company’s response to comment 25, the Compensation Committee is in the process of identifying a more tailored peer group information to assist in future compensation decisions.

25.        We note your disclosure on page 7 that in 2008 you used data including “a broader comparative group, an evaluation of long term incentives, a review of internal pay equity,

and various structures aligning compensation with company performance” provided by compensation consultants DolmatConnell and F.W. Cook. Clarify the extent to which you relied on information provided by these consultants in making your compensation decisions. Also disclose the companies within the comparative group(s) for which information was provided by the additional compensation consultants, to the extent they differ from those you disclosed as part of the Radford Executive Survey peer group.

Response:  As disclosed in the amendment to the 2008 Form 10-K, the Compensation Committee began the process of re-evaluating the companies included in our peer group in June 2007, including reviewing the Radford data and evaluating the engagement of other compensation consultants as part of this process.

The Company engaged F.W. Cook in June 2007 to review our director compensation program.  F.W. Cook reviewed the director compensation program and issued a report to the Company on July 7, 2007 comparing our proposed director compensation program against the Computer Products and Services Data from smaller companies (less than $500 million revenue) in the 2007 National Association of Corporate Directors (NACD) Survey as well as against a proxy analysis of 16 companies in the computer hardware and peripheral industry.  The Company used this report to modify the proposed director compensation for FY 2008 and implement a compensation strategy for directors that is consistent with our industry peers.

With regard to executive compensation, the Company used Radford data, as it had in prior years, to define peer companies and quantify industry pay ranges and trends in order to evaluate the Company’s executive pay program for FY 2008.  The Company then retained Dolmat-Connell in August 2008 to refine a broader comparative group, conduct an in-depth review of long-term incentives, review internal pay equity and suggest various structures for aligning executive compensation with Company performance.  The Company received Dolmat-Connell’s report on September 10, 2008 and will use that data to further refine our recommendations for executive compensation for FY 2009.

As the process of re-evaluating the companies included in our peer group was not completed until late 2008, the Compensation Committee used only the Radford data in making decisions on the compensation paid to executive officers in FY 2008.  No additional compensation consultants were engaged to provide industry data to the Compensation Committee and the Company did not rely on any information not identified in the amendment to the 2008 Form 10-K in making decisions relating to executive compensation in FY 2008.

Fiscal Year 2008 Compensation Practices, page 8

26.        In future filings, please include a comprehensive discussion of how you determined each named executive officers’ compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For instance, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers, particularly with respect to Mr. Gardner’s cash incentive bonus and option awards in 2008.

Response:  In future filings, the Company will provide a comprehensive discussion of material differences in compensation policies with respect to individual executive officers.

The bonus paid to Mr. Gardner for fiscal year 2008 was made at the discretion of the Compensation Committee in recognition of the progress made during the year to resolve accounting issues relating to historical option grant practices, the Company’s delinquency in its SEC reporting obligations and the Company’s ineligibility to relist on the NASDAQ Global Market.  During this period, the CEO was asked to perform many roles until he was able to recruit executives for key positions.  At various times he acted as Chief Technology Officer, Human Resources VP, Head of Operations and several other critical positions.  In addition, he had extraordinary legal responsibilities relating to the Company’s previous accounting issues.  Prior to the beginning of FY 2008, the Compensation Committee established 8 categories with quantitative goals ranging from establishing a culture of integrity, honesty and pay-for-performance to improving financial performance, market position and execution of the company product strategy.  The Compensation Committee set a bonus range beginning at 0 and allowing for up to 150% of base if all goals were over achieved.  At year-end, the Compensation Committee evaluated the CEO’s performance and determined that he had accomplished 75% of his goals for the fiscal year.

In similar fashion, the CEO set quantifiable goals for each of the other named executive officers which were a combination of individual goals and company performance.  Unlike the CEO, each executive has a single, focused area of responsibility and thus the amount of bonus was calculated to be smaller.

27.        We note from your disclosure that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under The Fiscal Year 2008 Executive Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:  Please note that the Fiscal Year 2008 Executive Bonus Plan, filed as Exhibit 4.3 to the amendment to the 2008 Form 10-K, redacted the specific financial targets relating to payouts under the annual cash incentive program pursuant to a request for confidential treatment made under Exchange Act Rule 24b-2.  In that request for confidential treatment, the Company set forth the specific bases for its belief that the information is confidential business information, poses a risk of competitive harm to the Company if disclosed, and is not material to shareholders’ understanding of the manner in which the Company compensates the named executive officers.  This request for confidential treatment is the subject of a comment latter dated, March 9, 2009, from Messr. Jay Ingram.

However, at this time it is possible to say that the specific financial targets for the Executive Bonus Plan were based on a combination of quantitative personal goals specific to the executive’s function and job responsibilities and corporate goals, which included execution of the Company’s product strategy, improved financial performance, improved efficiency of operations, specific goals for on-time, on-budget product ships, improved market position, a focus on talent and maximizing shareholder value.  The specific financial targets for the Fiscal Year 2008 Executive Bonus Plan were designed to be aggressive, and there was a significant risk that payments would be made at less than 100% of the target bonus amount.

In future filings, the Company will specifically disclose how difficult or likely it will be to achieve the financial targets set forth in the Executive Bonus Plan.

Form 10-Q for the Quarter Ended December 31, 2008

Note 7. Shareholders’ Equity, page 24

28.        We note from pages 27-28 that you commenced and completed a tender offer to amend certain eligible options during the three months ended December 31, 2008 and that you granted restricted stock to the employees during the second quarter of fiscal 2009.  Please tell us and revise this note in your future filings to disclose how you accounted for the options subject to the tender offer. Please also explain how you plan to account for the restricted units issued to these employees during the second quarter of fiscal 2009. Refer to the guidance in SFAS 123(R).

Response:  In connection with a tender offer completed during the three months ended December 31, 2008, the Company amended the options of and granted restricted stock to certain eligible employees.  In accordance with paragraphs 51 and 56 of SFAS 123(R), “Share-Based Payments,” (“SFAS 123R”), the tender offer constituted a modification of the tendered options in combination with an inducement to accept the modification in the form of a grant of restricted stock units.  The compensation expense arising from the modification of the options and the grant of the inducement award was measured as the change in the fair value of the modified options immediately before and after the modification combined with the fair value of the inducement award.  Option fair values were determined using the Black Scholes Merton model and the fair value of the restricted stock was derived from the market price.  The amount of compensation cost measured will be recognized ratably over the vesting period starting with the termination date of the tender offer as adjusted for the portion of the awards that are ultimately expected to vest.

The Company will revise future filings to disclose how it accounted for the options and the restricted stock issued in the tender offer.

*  *  *

The Company hereby acknowledges that:

•                  Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (805) 389-7185or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Richard C. Yonker
Richard C. Yonker
Chief Financial Officer

cc:	Michael Green, Vice President, General Counsel and Secretary,
Vitesse Semiconductor Corporation
Robert T. Plesnarski, O’Melveny & Myers LLP
Martin P. Dunn, O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP